September 1, 2015

VIA EDGAR AND FEDEX

Mr. Dietrich A. King

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CPI Card Group Inc.
Registration Statement on Form S-1 Filed August 7, 2015
Amendment No. 1 to Registration Statement on Form S-1 Filed September 1, 2015
CIK No. 0001641614

Dear Mr. King:

On behalf of CPI Card Group Inc. (the “Company”), enclosed for your review is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-206218) (the “Registration Statement”) originally filed on August 7, 2015 with the Securities and Exchange Commission (the “Commission”). An electronic version of Amendment No. 1 has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of the Registration Statement has been marked to reflect changes made to the Registration Statement since the Company’s most recent submission on August 7, 2015.

Set forth below are the responses of the Company to the comments contained in the Staff’s letter to the Company, dated August 19, 2015, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Recent Developments

Refinancing Transaction, page 9

Comment No. 1

Please disclose the interest rate on the revolving credit facility with a five year maturity and the interest rate on the first lien term loan facility with a seven year maturity. Please also disclose the amount of the net proceeds from this refinancing that you intend to use to repay existing indebtedness.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 9.

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If you have any questions regarding any of the responses in this letter or the Registration Statement, please call me at (312) 558-6061.

Respectfully Submitted,

/s/ Arlene K. Lim

Arlene K. Lim

cc: Steven Montross
Steven J. Gavin
Andrew J. McDonough
Nicholas Peters

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